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SEC Mail Processing Section
MAR 05 2018
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Packerland Brokerage Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

432 Security Blvd
(No. and Street)

Green Bay	WI	54313
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Meier 920.662.9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

Nine Parkway North, Suite 200	Deerfield	IL	60015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EO

OATH OR AFFIRMATION

I, John Meier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Packerland Brokerage Services, Inc., as of February 28th, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director of Finance and Operations

Title

Notary Public

My commission expires Nov. 22, 2019

Ciara Carley Notary Public State of Wisconsin

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of **Packerland Brokerage Services, Inc.**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Packerland Brokerage Services, Inc. (the "Company") as of December 31, 2017, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information presented in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

Marcum LLP

Deerfield, Illinois
February 28, 2018

PACKERLAND BROKERAGE SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$	994,382
Clearing deposits		65,493
Commissions and concessions receivable		1,377,138
Representatives receivable		44,165
Prepaid expenses		241,193
Property and equipment, net of accumulated depreciation of $333,715		60,827
Deferred tax asset, net		41,200
Investment in affiliate		101,351
TOTAL ASSETS	**$**	**2,925,749**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Line of credit	$	250,000
Commissions payable		1,223,179
Accounts payable		91,445
Advanced representatives collections		430,408
Accrued wages and payroll taxes		102,860
Income taxes payable		34,520
Other liabilities		103,937
TOTAL LIABILITIES		2,236,349
COMMITMENT AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Common stock, no par value, 720,000 authorized; 679,760 shares issued and 296,215 shares outstanding		165,590
Additional paid-in-capital		528,347
Treasury stock at cost, 383,545 shares		(1,087,370)
Retained earnings		1,082,833
TOTAL STOCKHOLDERS' EQUITY		689,400
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**2,925,749**

The accompanying notes are an integral part of these statements.

PACKERLAND BROKERAGE SERVICES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES	
Commissions	$ 10,148,711
Mutual fund concessions and12b-1 fees	5,357,446
Investment advisory fees	4,775,153
Other	805,422
TOTAL REVENUES	21,086,732
EXPENSES	
Commissions expense	18,167,366
Payroll and payroll related expense	1,702,682
Settlement agreement	536,887
Other	886,940
TOTAL EXPENSES	21,293,875
NET LOSS BEFORE INCOME TAXES	(207,143)
PROVISION FOR INCOME TAXES	117,477
NET LOSS	**$ (324,620)**

The accompanying notes are an integral part of these statements.

PACKERLAND BROKERAGE SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock	Additional Paid-in-Capital	Treasury Stock	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2017	$ 165,590	$ 477,069	$ (1,088,633)	$ 1,407,453	$ 961,479
Net income	-	-	-	(324,620)	(324,620)
Stock-based compensation	-	41,041	-	-	41,041
Proceeds from sale of 8,675 treasury shares	-	10,237	24,463	-	34,700
Purchase of 5,800 treasury shares	-	-	(23,200)	-	(23,200)
Balance, December 31, 2017	**$ 165,590**	**$ 528,347**	**$ (1,087,370)**	**$ 1,082,833**	**$ 689,400**

The accompanying notes are an integral part of these statements.

PACKERLAND BROKERAGE SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(324,620)
Adjustments to reconcile net income to net loss to net cash provided (used) by operating activities		
Depreciation		35,174
Income from equity method investment, affiliate		(41,817)
Provision for deferred taxes		16,077
Clearing account changes		(61)
Stock-based compensation		41,041
Changes in operating assets and liabilities:		
(Increase) decrease in assets		
Commissions and concessions receivable		(432,691)
Representative receivable		(22,281)
Prepaid expenses		(12,738)
Increase (decrease) in liabilities		
Commissions payable		399,527
Accounts payable		56,948
Advanced representatives collections		(5,235)
Accrued wages and payroll taxes		(15,349)
Income taxes payable		17,804
Other liabilities		53,937
NET CASH USED IN OPERATING ACTIVITIES		(234,284)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment		(27,039)
Distributions received from investee, affiliate		34,000
NET CASH PROVIDED BY INVESTING ACTIVITIES		6,961
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from line of credit		250,000
Principal payments on long-term debt		(75,100)
Purchase of treasury shares		(23,200)
Proceeds from sale of treasury shares		34,700
NET CASH PROVIDED BY FINANCING ACTIVITIES		186,400
NET DECREASE IN CASH		(40,923)
CASH AT BEGINNING OF YEAR		1,035,305
CASH AT END OF YEAR	**$**	**994,382**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:		
Interest	$	1,096
Income taxes		83,596

The accompanying notes are an integral part of these statements.

PACKERLAND BROKERAGE SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

NOTE 1 – Significant Accounting Policies

Nature of Operations – Packerland Brokerage Services, Inc. (the "Company") is a Wisconsin corporation formed on July 11, 1994, for the purpose of conducting business as a registered broker-dealer in securities and as a registered investment advisor with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company has an office in Green Bay, Wisconsin, and serves primarily individual customers in the Midwest.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Revenue Recognition - The Company's primary source of revenue is fees and commissions recognized in the period earned from the sale of variable annuities, mutual funds, trail and/or 12b-1 fees, investment advisory fees or other nonrelated selling agreements. Commissions and related clearing expenses for equity transactions are recorded on a trade-date basis.

Clearing Deposit – In accordance with an agreement with its clearing broker, Hilltop Securities, Inc. (Hilltop), the Company is required to maintain a minimum cash deposit with Hilltop in the amount of $35,000. The Company is dependent on Hilltop for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. The Company has $65,493 on deposit with Hilltop as of December 31, 2017.

Commission and Concessions Receivable – The Company's commissions and concessions receivable at December 31, 2017 consists of amounts due from various insurance and mutual fund companies. At December 31, 2017, approximately 91% of these receivables are payable to the Company's sales representatives and are paid upon collection. No bad debt reserve is determined to be necessary, because the effect on net income would not be significant. The Company closely monitors outstanding commissions and concessions receivable. When receivables are determined to be uncollectible, the Company reverses both the receivable and payable.

Property and Equipment – Property and equipment that is capitalized is stated at cost. Depreciation is computed by using straight-line method for the useful life of 3 to 8 years for financial reporting. Depreciation expense for the year ended December 31, 2017 was $35,174.

Deferred Income Taxes – Deferred income taxes are provided for with respect to timing differences in reporting income for financial statement and tax purposes that arise from differences in methods of accounting for depreciation expense, advance representative collections, prepaid expenses, and stock-based compensation. For tax purposes, depreciation expense is reported using accelerated methods.

NOTE 1 – Significant Accounting Policies – continued

Income Taxes – U.S. GAAP requires management to evaluate tax positions taken by the Company and recognize a liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by a taxing authority. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine examinations by taxing jurisdictions; however, there are currently no examinations for any tax periods in process. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Use of Estimates – Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Subsequent Events – Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date the financial statements were available to be issued.

NOTE 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 15 to 1. Rule 15c3-1 also requires that minimum net capital, as defined, be equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness. At December 31, 2017, the Company had net capital of $142,979 and required net capital of $149,090. At December 31, 2017, the ratio of aggregate indebtedness to net capital was 15.64 to 1. A subsequent capital raise of $50,000 was done on January 23, 2018 to improve the Company's net capital position. On January 29, 2018, the Company submitted information to FINRA to indicate that the Company was back in compliance with net capital as of January 17, 2018.

NOTE 3 – Provision for Income Taxes

The components of the income tax provision are as follows for the year ended December 31, 2017:

Current income tax expense:	
Federal	$ 84,927
State	16,473
Total current	101,400
Deferred income tax expense:	
Federal	13,677
State	2,400
Total deferred	16,077
Provision for income taxes	$ 117,477

NOTE 3 – Provision for Income Taxes – continued

The net deferred tax assets and liabilities included in the financial statements include the following amounts at December 31, 2017:

Deferred tax asset relating to:	
Advance representative renewals and E&O collections	$ 119,800
Deferred tax liabilities relating to:	
Depreciation of property and equipment	(13,700)
Prepaid expenses related to advance collections	(46,900)
Other	(18,000)
Net Deferred Tax Asset	**$ 41,200**

The income tax provision primarily differs from the expense that would result from applying federal and state statutory rates to income before income taxes because the Company is subject to penalties and restitution requirements that are not deductible for income taxes and deferred taxes for temporary differences that may reverse at rates that differ from those used to calculate deferred income taxes at the beginning of the year.

NOTE 4 – Line of Credit

The Company has a line of credit available, secured by a business security agreement which allows management to borrow up to $250,000. The line is subject to a variable interest rate equal to the prime rate plus 1.0 percentage points. As of December 31, 2017, the interest rate was 5.50%. Interest on the note is payable monthly. As of December 31, 2017, the outstanding balance was $250,000.

NOTE 5 – Stock-Based Compensation

In 2012 and 2013, the Company granted 90,600 and 67,000 restricted shares, respectively, to its officers and shareholders vesting over five years. Fair value was determined by the Company's "Fair Market Value Business Valuation" performed by an independent valuation firm. Stock-based compensation expense recognized for the year ended December 31, 2017 is $40,041, and is included in payroll expense. At December 31, 2017, the shares were fully vested.

The following share activity occurred during the year ended December 31, 2017:

Non-vested, January 1, 2017	59,960
Granted	-
Vested	(59,960)
Forfeited	-
Non-Vested, December 31, 2017	-

NOTE 6 – Retirement Plans

The Company provides a Simplified Employee Pension Plan with a salary reduction option for its employees. All employees that are eligible can participate in this plan. Employees are eligible if they earned at least $5,000 in the previous year and are expected to earn $5,000 in the current year. Participants can elect to contribute a percentage of their annual compensation. The Company matches dollar for dollar each employee's contributions up to the lesser of $18,000 or 3% of gross salary. The Company contributed $25,737 to the plan during the year ended December 31, 2017.

NOTE 7 – Related Party Transactions

Investment – The Company has a net investment of $101,351 and is a fifty percent (50%) owner in Packerland Building, LLC. Packerland Building, LLC has an outstanding mortgage of $81,232 at December 31, 2017. The Company uses the equity method to account for this investment, as the Company has identified another entity to be the primary beneficiary.

Leases – The Company entered into a lease agreement for its Green Bay office space with Packerland Building, LLC on September 1, 2014 for three years at an annual rate of $110,021, with 2.5% annual increases. On September 1, 2017, the lease was renewed for two years at an annual rate of $118,481, with 2.5% annual increases. Lease payments for the year ended December 31, 2017 were $116,554. The Company is also responsible for all utilities. The Company has an option to renew the lease for three years at the end of the lease term.

At December 31, 2017, future minimum lease payments are as follows:

2018	$ 119,468
2019	80,962

Long-Term Debt – On December 26, 2012, the Company purchased 131,840 shares of its common stock from its Board Chairman at $3.14 per share for a total price of $413,978. Per the stock redemption agreement, the Company paid $60,000 on the date of purchase with the remaining balance being financed through a five year promissory note, bearing an interest rate of 3%. Final principal payments totaling $75,100 were made during 2017.

NOTE 8 – Off-Balance-Sheet Risk and Concentration of Risk

Customer transactions are introduced to and cleared through the Company's clearing broker, Hilltop, on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines. The customers may be required to deposit additional collateral or reduce positions where necessary.

NOTE 8 – Off-Balance-Sheet Risk and Concentration of Risk – continued

The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company maintains cash balances at financial institutions which are insured by the Federal Deposit Insurance Corporation (FDIC). The Company's deposits may exceed the $250,000 insurance limit at any point during the year. The Company's management monitors the risk of these balances throughout the year. At December 31, 2017, there were uninsured balances of approximately $906,000. The Company does not require collateral or other security to support deposits subject to this credit risk.

NOTE 9 – Commitments and Contingencies

The Company has retained legal counsel regarding unresolved arbitrations. An unfavorable outcome in these arbitrations could result in material damages. The Company has denied any and all liability for any loss incurred by the plaintiffs and is vigorously defending the claims.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown. Management believes that their insurance coverage will be sufficient to pay potential liabilities, if any. However, it is at least reasonably possible that the Company's estimate of these liabilities may change in the near term. Any additional payments by reason of an adverse determination in these matters will be charged to earnings in the period of determination.

NOTE 10 – Regulatory Exams

From time to time, the Company receives requests for information from, and has been subject to examination by, the SEC, the Financial Industry Regulatory Authority, and various other regulatory authorities concerning the Company's business activities and practices. Although no examinations were underway at year end, in certain instances, these examinations have led to regulatory enforcement referrals, which may have a material adverse effect on the Company. Management assesses whether a loss is probable and if the amount can be reasonably estimated prior to making any accruals. During 2017, the Company was required by the SEC to pay restitution to customers in the amount of $432,950. Full disgorgement was made to all clients on December 28, 2017. As of December 31, 2017, the Company has a payable to the SEC of $103,937 for interest and penalties.

SUPPLEMENTARY INFORMATION

PACKERLAND BROKERAGE SERVICES, INC.
SCHEDULE I: COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2017

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Stockholders' equity	$	689,400
Deductions:		
Unallowable receivables		(101,850)
Property and equipment, net		(60,827)
Investment in affiliate		(101,351)
Prepaid expenses		(241,193)
Deferred tax asset, net		(41,200)
Total deductions		(546,421)
Net Capital		142,979
Minimum required net capital (Greater of $50,000 or 6 2/3% of Aggregate Indebtedness)		149,090
Capital in excess of (below) minimum requirement	**$**	**(6,111)**
Ratio of aggregate indebtedness to net capital		**15.64**

AGGREGATE INDEBTEDNESS		
Line of credit	$	250,000
Commissions payable		1,223,179
Accounts payable		91,445
Advanced representatives collections		430,408
Accrued wages and payroll taxes		102,860
Income taxes payable		34,520
Other liabilities		103,937
TOTAL AGGREGATE INDEBTEDNESS	**$**	**2,236,349**

RECONCILIATION OF NET CAPITAL

Net capital, as originally reported	$	149,702
Less: Adjustment for nonallowable assets		(6,723)
Net capital as reported above	**$**	**142,979**

See Report of Independent Registered Public Accounting Firm

PACKERLAND BROKERAGE SERVICES, INC.
SCHEDULE II: COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)
DECEMBER 31, 2017

Packerland Brokerage Services, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

PACKERLAND BROKERAGE SERVICES, INC.
SCHEDULE III: INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)
DECEMBER 31, 2017

Packerland Brokerage Services, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Packerland Brokerage Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Deerfield, Illinois
February 28, 2018

MARCUMGROUP
MEMBER

Marcum LLP ▪ Nine Parkway North ▪ Suite 200 ▪ Deerfield, Illinois 60015 ▪ **Phone** 847.282.6300 ▪ **Fax** 847.282.6301 ▪ **www.marcumllp.com**

PACKERLAND
BROKERAGE SERVICES
PROMOTING INDEPENDENCE. EMPOWERING INDEPENDENTS.

PACKERLAND BROKERAGE SERVICES, INC.
EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

February 14, 2018

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(d):

- PACKERLAND BROKERAGE SERVICES is a broker/dealer registered with the SEC and FINRA
- PACKERLAND BROKERAGE SERVICES claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the year ended December 31, 2017.
- PACKERLAND BROKERAGE SERVICES is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:
    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.
- PACKERLAND BROKERAGE SERVICES has met the identified exemption provisions throughout the
- most recent fiscal year.
- PACKERLAND BROKERAGE SERVICES has not recorded any exception to the exemption provisions throughout the fiscal year ended December 31, 2017

The above statement is true and correct to the best of my and the Firm's knowledge.

Signed: ____________

Name: John Meier, Director of Finance and Operations

432 Security Blvd., Green Bay, WI 54313 | P 920-662-9500 | F 920-662-9503 | www.packerlandbrokerage.com
Member FINRA & SIPC | Registered Investment Adviser

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of
Packerland Brokerage Services, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Packerland Brokerage Services, Inc. (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Deerfield, Illinois
February 28, 2018

PACKERLAND BROKERAGE SERVICES, INC.

FINANCIAL STATEMENTS WITH REPORT OF INEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2017

PACKERLAND BROKERAGE SERVICES, INC.

TABLE OF CONTENTS

DECEMBER 31, 2017